EXHIBIT 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 28, 2025, TrueBlue, Inc. has two class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): the common stock of the Company, no par value (the “Common Stock”) and the preferred stock purchase rights of the Company, no par value (each, a “Right”).
Description of Common Stock
The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended by the Articles of Amendment for the Series A Junior Participating Preferred Stock (collectively, the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), and the shareholder rights agreement, dated as of May 14, 2025 by and between the Company and Computershare Trust Company, N.A. (the “Rights Agreement”). We encourage you to read our Articles of Incorporation, our Bylaws, the Rights Agreement, and the applicable provisions of Washington Business Corporation Act, Title 23B of the Revised Code of Washington (the “WBCA”), for additional information
Authorized Capital Shares
Our authorized capital shares consist of 100,000,000 shares of Common Stock and 20,000,000 shares of undesignated preferred stock, issuable in series, at a par value per share determined by our Board of Directors (the “Board”) at the time of authorization of such series of preferred stock. All issued and outstanding shares of our Common Stock are fully paid and nonassessable.
Voting Rights
Shareholders of Common Stock are entitled to one vote for each share held on all matters submitted to them. The Common Stock does not have cumulative voting rights.
Dividend Rights
Each share of Common Stock is entitled to participate equally in dividends as and when declared by our Board. The payment of dividends on our Common Stock may be limited by obligations we may have to shareholders of any preferred stock, as well as under various agreements to which we are a party.
Washington Takeover Statute
Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Section 23B.19.040 of the WBCA generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons who is the beneficial owner of voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation, for a period of five years after the date the acquiring person’s share acquisition, unless the significant business transaction or purchase of shares is approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition. Such prohibited significant business transactions include, among other things:
•a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;
•termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or
•receipt by the acquiring person of a benefit, except proportionately as a shareholder of target corporation, of loans, advances, guarantees, pledges, or other financial assistance or tax credits or other tax advantages provided by or through a target corporation.
After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. We expect the existence of this statute to have an antitakeover effect with respect to transactions that our Board does not approve in advance and may discourage takeover attempts that may result in the payment of a premium over the market price for Common Stock held by shareholders or otherwise might benefit shareholders.

Liquidation Rights
If we liquidate or dissolve the Company, the shareholders of Common Stock will share ratably in the distribution of assets available for distribution to shareholders after creditors are paid and preferred shareholders receive their distributions.
Preferred Stock Purchase Rights
On May 14, 2025, the Board of the Company adopted the Rights Agreement and declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, to shareholders of record at the close of business on May 28, 2025 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (“Series A Preferred”), of the Company at an exercise price of $30.00 per Right, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. The Board adopted the Rights Agreement in response to the unsolicited proposal previously announced by HireQuest, Inc. (“HQI”).
The Rights. The Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below) and the Final Expiration Date (as defined below), and in certain other circumstances described in the Rights Agreement.
Until the Distribution Date, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.
Until the Distribution Date, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to shareholders of record of Common Stock as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights.
The Rights are not exercisable until the Distribution Date. Until a Right is exercised, its holder will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.
Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the earlier of:
•the close of business on the 10th business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% (or 20% in the case of a passive institutional investor) or more of the Common Stock (including certain synthetic equity positions created by derivative securities, which are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the synthetic equity position, subject to certain specified conditions) (an “Acquiring Person”); or
•the close of business on the 10th business day (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (such date, the “Distribution Date”).
An Acquiring Person does not include:
•the Company or any subsidiary of the Company;
•any officer or director of the Company or any subsidiary of the Company in his or her capacity as such;
•any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company; or
•any person that, together with its affiliates and associates, immediately prior to the first public announcement of the adoption of this Agreement, is the beneficial owner of 15% or more of the Common Stock then outstanding.
In addition, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently.

Certain synthetic interests in securities created by derivative positions are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.
Expiration Time. The Rights will expire on May 13, 2026, subject to the Company’s right to extend such date (the “Final Expiration Date”), unless (x) prior to such date shareholder approval has been obtained or (y) earlier redeemed or exchanged by the Company or terminated.
Flip-in Event. In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and shares of the Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current exercise price of the Right (a “Flip-in Event”).
Flip-over Event. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current exercise price of the Right (a “Flip-over Event”).
Anti-dilution Adjustments. The exercise price payable, and the number of shares of Series A Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:
•in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Preferred;
•upon the grant to holders of the Series A Preferred of certain rights or warrants to subscribe for or purchase Series A Preferred or convertible securities at less than the current market price of the Series A Preferred; or
•upon the distribution to holders of the Series A Preferred of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Series A Preferred (which dividends will be subject to the adjustment)) or of subscription rights or warrants (other than those referred to above).
With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price. No fractional Series A Preferred or Common Stock will be issued (other than fractions of Series A Preferred which are integral multiples of one one-hundredth of a share of Series A Preferred, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Series A Preferred or Common Stock on the last trading date prior to the date of exercise.
Redemption; Exchange. The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) by the Board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
At any time after a person becomes an Acquiring Person and prior to the earlier of a Flip-in Event or Flip-over Event or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for shares of Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).
Amendment of the Rights Agreement. Any of the provisions of the Agreement may be amended by the Board, or a duly authorized committee thereof, for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or any affiliate or associate of an Acquiring Person).

Other Rights and Preferences
The shares of Common Stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.
Listing
The Common Stock is listed on The New York Stock Exchange and trades under the symbol “TBI.”